Exhibit 99.4
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Date: 16 January 2008
Ref: PR598g
Rio Tinto’s 75.7 per cent owned subsidiary, Coal & Allied Industries Limited, issued the following news release in Australia. All dollars are Australian currency.
Coal & Allied Production report for the quarter ended 31 December 2007

							12	12
	CNA	4Q	1Q	2Q	3Q	4Q	months	months
'000 tonnes (100% basis)	interest	2006	2007	2007	2007	2007	2006	2007

Hunter Valley Operations	100%
Thermal coal production		2,264	2,316	2,020	1,883	2,046	10,221	8,264
Semi-soft coking coal production		616	331	381	460	657	1,804	1,830
Bengalla Mine	40%
Thermal coal production		1,433	1,315	1,070	1,394	1,376	5,545	5,155
Mount Thorley Operations (a)	80%
Thermal coal production		857	657	280	261	731	2,902	1,929
Semi-soft coking coal production		124	163	137	393	302	993	995
Warkworth Mine (a)	55.6%
Thermal coal production		1,686	1,343	1,172	1,663	1,197	7,014	5,376
Semi-soft coking coal production		130	51	216	133	0	327	400

Total coal production		7,110	6,177	5,276	6,186	6,310	28,806	23,949

Total sales (b)		6,450	6,671	5,725	6,218	6,908	27,634	25,522

Coal & Allied share
Coal production		5,248	4,605	3,934	4,422	4,746	21,439	17,706
Coal sales (‘000 tonnes)		4,769	4,995	4,320	4,531	5,087	20,410	18,933

(a)	Production can be sourced from either mining lease and is allocated over the year based on the tonnage commitment ratio contractually agreed between the Mount Thorley and Warkworth joint ventures.

(b)	Sales relate only to coal mined by the operations and exclude traded coal.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Continues	Page 2 of 2

Production
Constraints in the Hunter Valley coal chain continued to limit coal production. Total coal produced in the fourth quarter was 11 per cent lower than the corresponding quarter in 2006 and two per cent higher than the third quarter of 2007. There were no material operational issues impacting on Q4 production.
2007 full year total coal production was 17 per cent lower than 2006 due to coal chain infrastructure constraints and severe weather conditions in June 2007.
Sales
Coal sales in the fourth quarter were in line with allocated port capacity. 2007 total sales were seven percent higher than production as a result of drawing down of inventories.
Other
There was no exploration activity during the quarter.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London
Christina Mills
Office: +44 (0) 20 8080 1306
Mobile: +44 (0) 7825 275 605
Nick Cobban
Office: +44 (0) 20 8080 1305
Mobile: +44 (0)7920 041 003
Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751
Media Relations, Australia
Amanda Buckley
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349
Ian Head
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Investor Relations, London
Nigel Jones
Office: +44 (0) 20 7781 2049
Mobile: +44 (0) 7917 227365
David Ovington
Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 010 978
Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309
Simon Ellinor
Office: +61 (0) 7 3867 1607
Mobile: +61 (0) 439 102 811
Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com
Website: www.riotinto.com
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